Exhibit 3.02(b)

AMENDED AND RESTATED REGULATIONS

ALLIANCE SURGERY AUGUSTA, LLC

These Amended and Restated Regulations, effective September 1, 2011, is an amendment and restatement in full of the Regulations of Alliance Surgery Augusta, LLC, a Delaware limited liability company, (“Company”), dated January 24, 2006 (“Original Regulations”), and is entered into by Alliance Surgery, Inc., the Sole Member (“Member”) of Company.

THEREFORE, the parties hereto agree as follows:

1. Formation and Business of the Company. The parties to the Original Regulations have formed the Company pursuant to the Delaware Limited Liability Company Act (the “Act”). The rights and liabilities of Member shall be as provided in the Act, except as otherwise expressly provided herein. The Company is authorized to engage in any business and in any and all activities permitted under the Act.

2. Ownership Interests of the Member. The Member has made a capital contribution to the Company and shall own a 100% interest in the Company. Member shall not be required to make any additional contributions to the capital of the Company.

3. Principal Office and Registered Agent. The address of the principal office where records of the Company are to be kept or made available is 15305 Dallas Parkway, Suite 1600, Addison, Texas 75001. The name and address of the registered agent of the Company is Corporation Trust Center, 1209 Orange Street, City of Wilmington, Delaware.

4. Term. The term of the Company shall be perpetual.

5. Allocations of Income and Distributions. All distributions and all allocations of income, gains, losses and credit shall be made solely to Member.

6. Management by Member. Member shall have the exclusive right and full power and authority to manage, control, conduct and operate the business of the Company. Member is authorized to take any and all actions relating to the Company. Member shall maintain all books and records required by the Act to be maintained at the address specified above or at any other address designated by Member. Member shall have the right to designate a different registered agent and/or registered office for the Company by complying with the requirements of the Act.

7. Indemnification. The Company shall indemnify and hold harmless Member and their respective employees, agents, officers, directors and representatives to the fullest extent permitted by the Act.

8. Amendment. This Agreement may be amended solely by a Member. Any such amendment approved by Member may amend and restate this Agreement in its entirety and may add and/or substitute Members and re-allocate the ownership interest of the Member in the sole and absolute discretion of Member.

IN WITNESS WHEREOF, the undersigned being the Sole Member of the Company and intending to be bound hereby, has duly adopted these Amended and Restated Regulations as of the day and year first above written.

SOLE MEMBER ALLIANCE SURGERY, INC.

/s/ William H. Wilcox
William H. Wilcox
President